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                                                                                     EXHIBIT 11

                           GRACO INC. AND SUBSIDIARIES

                  COMPUTATION OF NET EARNINGS PER COMMON SHARE

                                   (Unaudited)

                                                     Thirteen Weeks Ended           Twenty-Six Weeks Ended
                                                 -----------------------------   -----------------------------

                                                 June 26, 1998   June 27, 1997   June 26, 1998   June 27, 1997
                                                 -------------   -------------   -------------   -------------
                                                            (In thousands except per share amounts)

Net earnings applicable to common shareholders
   for basic and diluted earnings per share      $      12,765   $      10,418   $      21,712   $      16,599
                                                 -------------   -------------   -------------   -------------


Weighted average shares outstanding for
   basic earnings per share                             25,817          25,701          25,644          25,680



Dilutive effect of stock options computed
   using the treasury stock method and the
   average market price                                    937             507             853             563


Weighted average shares outstanding for diluted
   earnings per share                                   26,755          26,208          26,497          26,243


Basic earnings per share                         $         .49   $         .41   $         .84   $         .65
                                                 -------------   -------------   -------------   -------------

Diluted earnings per share                       $         .48   $         .40   $         .82   $         .64
                                                 -------------   -------------   -------------   -------------
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